As filed with the Securities and Exchange Commission on April 4, 2025	Registration No. 333-286179

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

____________

MIXUE GROUP

(Exact name of issuer of deposited securities as specified in its charter)

____________

N/A

(Translation of issuer's name in English)

____________

People’s Republic of China

(Jurisdiction of incorporation or organization of issuer)

____________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

____________

388 Greenwich Street

New York, New York 10013

(212) 723-5435

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________________

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Name, address, including zip code, and telephone number, including area code of agent for service)

__________________

Copies to:

Herman H. Raspé, Esq.

Jean-Claude Lanza, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas

New York, New York 10036

212-336-2000

__________________

It is proposed that this filing become effective under Rule 466	☒	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

______________________________

DE-REGISTERING AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

______________________________

The fifty million (50,000,000) American Depositary Shares, which were registered under Registration Statement No. 333-286179 and have not been issued prior to the date hereof, are hereby being de-registered effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of April, 2025.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing the right to receive “H” shares of Mixue Group.

CITIBANK, N.A., as Depositary

By:	/s/ Rosemary Asafo-Adjei
Name: Rosemary Asafo-Adjei Title: Attorney-in-Fact

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Previously Filed

(d)	Previously Filed

(e)	Rule 466 Certification